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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 000-24752
CUSIP NUMBER 943526 10 3

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transition Period Ended:	N/A

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Wave Systems Corp.
Full Name of Registrant

N/A
Former Name if Applicable

480 Pleasant Street
Address of Principal Executive Office (Street and Number)

Lee, Massachusetts 01238
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 14, 2012, the Audit Committee of the Board of Directors of Wave Systems Corp. (the “Company” or “Wave”) determined that certain previously filed financial statements relating to the Company’s subsidiary, Safend Ltd. (“Safend”) should not be relied upon due to the certain accounting errors described herein.   The Safend financial statements in question are (i) the unaudited Condensed Interim Consolidated Financial Statements of Safend and its subsidiary for the six month period ended June 30, 2011 (filed as an exhibit to the Company’s report on Form 8-K/A on October 31, 2011) and (ii) the audited Consolidated Financial Statements of Safend and its subsidiary for the fiscal years ended December 31, 2010 and December 31, 2009 (filed as an exhibit to the Company’s report on Form 8-K/A on October 31, 2011).  These financial statements relate to periods prior to Wave’s acquisition of Safend, which was completed on September 22, 2011.

On March 15, 2012, the Company filed a Current Report on Form 8-K under Item 4.02 thereof (the “Form 8-K”) disclosing the foregoing.  The information set forth in the Form 8-K is hereby incorporated herein by reference.

The accounting errors were discovered in connection with the Company’s preparation of its Annual Report on Form 10-K for the year ended December 31, 2011.  As of the date hereof, the Company is continuing its review and assessment of the accounting errors of the acquired business and their impact on the accounting for the purchase business combination reflected in the Company’s consolidated financial statements to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the Company’s consolidated financial statements for the three and nine months ended September 30, 2011.

The Company will need additional time to complete its assessment of these errors and the preparation of its 2011 consolidated financial statements, including consolidation and related purchase accounting for Safend.  Although the Company is seeking to complete this process as quickly as possible, the preparation of the consolidated financial statements, and the related audit of those financial statements, cannot be completed within the prescribed time period for filing the 2011 Form 10-K without unreasonable effort or expense.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gerard T. Feeney	(413)	243-7008
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report significant changes in the results of its operations in 2011 from its results of operations in 2010.  These changes relate to a combination of (i) the Company’s acquisition of Safend in September of 2011, (ii) the completion of the consolidation and purchase accounting for the Safend acquisition and (iii) the Company’s operating performance in 2011.   However, the Company is still in the process of assessing the errors in the Safend financial statements and completing the consolidation and related purchase accounting for Safend.

Based on the Company’s current estimates and depending on the completion of the accounting error assessment for its Safend subsidiary, the Company expects to report a net loss for the year ended December 31, 2011 of approximately $10.5 million as compared to a net loss of approximately $4.1 million for the year ended December 31, 2010.  Factors contributing to this estimated increase in net loss include (i) an increase in non-Safend stock based compensation of approximately $2.6 million as a result of increased estimated fair values for the 2011 stock-based payment awards, (ii) an increase in non-Safend salaries and related benefits totaling approximately $5.7 million in support of its growing customer base, (iii) an increase of approximately $1.8 million in non-Safend professional services expenses, consisting primarily of acquisition costs, recruitment fees and outsourced engineering services and (iv) the net loss of Safend, a wholly-owned subsidiary acquired on September 22, 2011, the sum of which are expected to be partially offset  by an increase in non-Safend net revenues of approximately $8.3 million, primarily as the result of revenue recognized on its large class customer license upgrades which were recognized ratably during 2011 and for which the Company had not achieved vendor-specific objective evidence.

All of the foregoing estimates are subject to the completion of the Company’s 2011 financial statements as well as the Company’s continuing review and assessment of the above referenced accounting errors for Safend and their impact on the accounting for the purchase business combination.  Accordingly, the estimates above could change.  The Company expects to report on its final results of operations promptly following the completion of its 2011 annual financial statements.

Wave Systems Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2012	By	/s/ Gerard T. Feeney
		Name:	Gerard T. Feeney
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).